EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

CV Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Earnings:
Loss before income taxes	$(12,602)	$(23,122)	$(38,380)	$(79,697)	$(107,773)	$(75,894)
Add: Fixed charges	1,331	1,478	714	14,751	16,612	13,114
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$(11,271)	$(21,644)	$(37,666)	$(64,946)	$(91,161)	$(62,780)

Fixed Charges:
Interest expensed and capitalized	$557	$797	$8,211	$9,507	$9,453	$7,596
Amortization of convertible notes offering costs	205	95	782	957	957	852
Estimated interest portion of rent expense	569	586	721	4,287	6,202	4,666

Fixed charges	$1,331	$1,478	$9,714	$14,751	$16,612	$13,114

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $12.6 million in 1998, $23.1 million in 1999, $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002 and $75.9 million for the nine months ended September 30, 2003.